6/14



06014408

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sharp Corp.

*CURRENT ADDRESS

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1116 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dl

DAT : 6/15/06

82-1116

SHARP

FINANCIAL RELEASE

ARIS
3-31-06

FINANCIAL RESULTS
FOR THE YEAR ENDED
MARCH 31, 2006

SHARP CORPORATION

CONSOLIDATED FINANCIAL RESULTS

(The information for the year ended March 31, 2006 is unaudited)

SHARP CORPORATION
Head Office : 22-22 Nagaike-cho, Abeno-ku
Osaka, Japan

1.Results for the Year Ended March 31, 2006

(1) Results of Operation

Millions of Yen

	Net Sales	Percent Change	Operating Income	Percent Change
Year Ended March 31, 2006	2,797,109	+10.1%	163,710	+8.4%
Year Ended March 31, 2005	2,539,859	+12.5%	151,020	+24.1%

	Net Income (Millions of Yen)	Percent Change	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)	Net Income to Shareholders' Equity
Year Ended March 31, 2006	88,671	+15.4%	80.85	—	8.4%
Year Ended March 31, 2005	76,845	+26.6%	70.04	69.60	7.9%

Note:(1) Equity in net income of non-consolidated subsidiaries and affiliates : March 31, 2006 ; 1,023 million yen
March 31, 2005 ; 589 million yen

(2) Average number of shares outstanding for the year ended March 31, 2006 ; 1,090,990,540 shares
for the year ended March 31, 2005 ; 1,090,942,665 shares

(3) Accounting changes : None

(4) The percentage figures for net sales, operating income and net income represent the percentage of increase or decrease against the previous year.

(2) Financial Position

Millions of Yen

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share (Yen)
As of March 31, 2006	2,560,299	1,098,910	42.9%	1,006.91
As of March 31, 2005	2,385,026	1,004,326	42.1%	920.09

Note: Number of shares outstanding as of March 31, 2006 ; 1,090,901,026 shares
as of March 31, 2005 ; 1,091,075,615 shares

(3) Summary of Consolidated Cash Flows

Millions of Yen

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
Year Ended March 31, 2006	263,753	(229,386)	(33,760)	299,466
Year Ended March 31, 2005	219,198	(259,008)	57,541	295,312

(4) Consolidated Subsidiaries and Companies Accounted for on the Equity Method

Number of consolidated subsidiaries : 47 companies (Name of major subsidiaries: Sharp Electronics Marketing Corp., Sharp Electronics Corporation<USA>, etc.)

Number of nonconsolidated subsidiaries accounted for on the equity method: 1 company (Name of subsidiary: Sharp India Ltd.<India>)

Number of affiliates accounted for on the equity method: 10 companies (Name of major affiliates: Sharp- Roxy (Hong Kong) Ltd., etc.)

(5) Changes in Scope of Consolidation and Application of the Equity Method

Consolidation: No change

Application of the equity method: No change

2:Forecast for the Year Ending March 31, 2007

Millions of Yen

	Net Sales	Operating Income	Net Income
Year Ending March 31, 2007	3,000,000	180,000	100,000

Note: Forecast for net income per share ; 91.67 yen

Management Policy

1. Basic Management Policy

The Sharp Group's business creed is based on the principles of "Sincerity and Creativity". Our aim is to inspire all our daily work with these principles so that we can earn the appreciation of people everywhere, and make a valuable contribution to society. Our corporate philosophy expresses our desire to grow in mutual prosperity with all stakeholders in the business, including shareholders, business partners, and employees.

2. Mid- and Long-Term Business Strategy and Issues the Company Needs to Face

(1) Securing Competitive Advantage in the Global Market

Sharp is aiming to become a "valued one-of-a-kind company" with a dominant presence in the world. By further strengthening the development of original cutting-edge devices and accelerating creation of unique products which meet the needs of a new era, we will secure competitive advantage in the global market. Especially for LCDs, our core competence, we will globally introduce LCD applications, including high-quality large-size LCD TVs, by intensifying R&D, expanding production capacity and improving cost competitiveness. Through these efforts, we are committed to achieving stable growth into the future and further enhance our corporate value globally.

(2) Efforts to Protect the Environment

Sharp sees the issue of environmental protection as a medium-term business challenge. With our energy-creating and energy-saving technologies, we aim to achieve our corporate vision of being a company that has "zero global warming impact" by fiscal 2010. We will contribute to the realization of a sustainable society by pursuing coexistence of business expansion and environmental protection. Specifically, we will work to reduce the environmental burden at all production stages, along with enhancing the business of photovoltaic power generation systems and introducing environmentally friendly products.

(3) Strengthening Our Business Foundation to Support Production

Sharp will strengthen the fundamentals of its manufacturing activities, which we see as a driving force for future growth. These include establishing an efficient value-chain which enables production within a short timeframe at low cost and promoting global procurement activities. We will also enhance intellectual property strategies, with all business groups working closely together.

(4) Evolving into an Organization that Enhances Corporate Competitiveness

In an effort to achieve further corporate competitiveness, Sharp will take measures to improve organizational and individual capabilities. Specifically, we will establish an organization capable of rapid decision-making with strategic perspective. We will also nurture our core personnel from a global standpoint and create an environment for productive work that brings vitality to the workplace.

By deploying those business strategies, we are aiming to improve ROE (return on equity) and free cash flow as the main management indicators, as well as working to further increase corporate value. We are also continuing to focus on enhancing our return on investment in all our business divisions, based on "profit after capital cost" (PCC), which is calculated by subtracting the cost of invested capital from NOPAT (net operating profit after income taxes).

3. Basic Policy on Distribution of Earnings

Sharp considers distributing profits to shareholders to be one of the most important management issues. While maintaining consistently stable dividend pay-outs, and while carefully considering our consolidated business performance and financial situation in a comprehensive manner, we will implement a set of policies to return profits to our investors, such as increasing the amount of periodic dividends. For fiscal 2005, we intend to distribute a year-end dividend of 12 yen per share. Since we have already distributed an interim dividend of 10 yen per share, the total annual dividend will be 22 yen per share, an increase of 2 yen over the previous year. With this dividend increase, our dividends will have been raised for 6 consecutive years from fiscal 2000 though 2005. In an effort to improve shareholder value, we consider buying back outstanding shares when the situation allows and holding the shares as treasury stock. Internal reserve funds are being provided for investment in plant and equipment in areas of future growth, for development of uniquely featured products and proprietary electronic devices. They are also being provided for overseas business expansion and environmental protection measures.

4. Concept and Policy Regarding Reducing the Share Trading Unit Size

Sharp recognizes that increasing the number of individual shareholders is a critical issue from the standpoint of its capital management. For this reason, in addition to increasing the level of profits returned to shareholders, we have taken measures to create reports that are easy for individual shareholders to understand, and to expand information resources that are accessible by the Internet. We consider reducing the share trading unit size to be a measure that would be useful in reinvigorating the stock market as a whole. We will deal with this issue through careful consideration regarding such factors as the price of Sharp Corporation stock and shareholder composition.

5. Items Related to the Parent Company

Sharp has no parent company.

Operating Results and Financial Position

1. Fiscal 2005 in Review

During fiscal 2005, the Japanese economy continued to recover steadily, though some uncertainties were seen before the summer due to inventory adjustment centering on IT related areas. The recovery was supported mainly by an increase in private consumption and corporate investment owing to improved earnings results. Overseas, the US economy continued a steady expansion due to strong domestic demand, despite such negative economic factors as an increase of crude oil prices. Economies in Europe and Asia were growing strongly.

The Sharp Group took assertive initiatives through the introduction of one-of-a-kind products and through the development of proprietary devices which support the creation of these one-of-a-kind products. We consistently focused on making highly distinctive products and devices and thus realized higher profitability. The following are examples of our efforts made during this fiscal year:

In the Consumer/Information Products business, we worked to further expand sales of LCD color TVs. In anticipation of the full-scale arrival of the digital high-definition TV era, we expanded our lineup of full-spec high-definition LCD TVs and worked toward expanding sales worldwide. Other efforts included an enhancement of unique products, such as mobile phones equipped with our original cutting-edge devices. In the Electronic Components business, we strived to further expand LCD business. We expanded production capacity at the Kameyama No.1 Plant to meet the growing demand for large-size TV panels. Furthermore, in order to ensure a more stable supply, we started construction of the Kameyama No.2 Plant. As for photovoltaic power systems, we continued to take aggressive measures to expand the business, including the commencement of mass production of thin-film photovoltaic modules.

As a result, the current fiscal year recorded domestic net sales of 1,397.0 billion yen, up 5.1% over the previous year, and overseas net sales of 1,400.0 billion yen, up 15.7%, for a total of 2,797.1 billion yen, up 10.1%. Operating income was 163.7 billion yen, up 8.4% from the previous year. Net income was 88.6 billion yen, up 15.4%.

Regarding cash flow, net cash provided by operating activities was 263.7 billion yen, while net cash used in investing activities was 229.3 billion yen. Net cash used in financing activities was 33.7 billion yen. As a result, cash and cash equivalents at the end of the period were 299.4 billion yen, increase of 4.1 billion yen from the previous year end.

We plan to declare an annual dividend for fiscal 2005 of 22 yen per share, an increase of 2 yen per share over the previous year. Since an interim dividend of 10 yen per share has already been paid, we plan to propose a year-end dividend of 12 yen at the 112th Ordinary General Meeting of Shareholders.

Operating results by product group are as follows:

Consumer/Information Products

Sales of Audio-Visual and Communication Equipment were 1,090.9 billion yen, up 12.2% over the previous year. Sales of LCD color TVs, mainly large-size models, and mobile phones increased, contributing to the overall sales increase.

Sales of Home Appliances were 224.6 billion yen, up 5.9%. Our uniquely featured products contributed to the growth.

Sales of Information Equipment were 421.2 billion yen, up 1.2%. Sales of copier/printers increased, which covered sales declines of PCs.

Electronic Components

Sales of LSIs were 135.7 billion yen, up 2.6% over the previous year. Sales of CCD/CMOS imagers increased, which offset the decrease in sales of flash memory.

Sales of LCDs were 633.4 billion yen, up 16.5%. The solid growth in sales of LCD panels for large-size color TVs and mobile equipment contributed to an overall sales increase.

Sales of Other Electronic Components were 291.0 billion yen, up 10.8%. Sales of photovoltaic power systems increased, leading to the overall sales gains.

2. Forecast for Fiscal 2006

As for the outlook for fiscal 2006, the Japanese economy is expected to maintain a solid recovery supported mainly by private demand. The world economy will continue to grow strongly centering on the US, though some uncertainties remain, such as soaring prices of crude oil and raw materials.

In an effort to achieve further growth, the Sharp Group is strengthening its one-of-a-kind strategy, while working to improve profitability and get the maximum value out of the company.

In the Consumer/Information products business, we will work to further improve the competitiveness of LCD color TVs. This is to be accomplished through globally expanding our lineup of full-spec high-definition models. We will also introduce new technologies which enhance image quality and performance, along with establishing a state-of-the-art global production system. One-of-a-kind products in other business areas will also be upgraded. These include our original cutting-edge mobile phones corresponding to new services in Japan.

In the Electronic Components business, we will engage in enhancing our line of original devices through the following measures. To further expand our LCD business, we will realize a stable supply of panels for LCD TVs with the revolutionary productivity of the Kameyama No.2 plant. Other measures include boosting sales of panels for mobile equipment, including system LCDs. In Photovoltaic Power Systems, we will work to meet burgeoning global demand by introducing a wide product lineup variety, along with improving competitiveness through technological innovation, such as improving conversion efficiency.

In addition to these efforts, we will continuously promote value engineering and seek innovation in production technologies in order to achieve further growth. Lastly, we will continue to take initiatives proactively to enhance our CSR efforts, which include conducting business in an environmentally responsible manner, complying with laws and statutes and ensuring product safety and quality.

The following are the current forecasts for fiscal 2006:

Net sales	3,000.0 billion yen	+ 7.3 % over the previous fiscal year
Operating income	180.0 billion yen	+ 10.0 % over the previous fiscal year
Net income	100.0 billion yen	+ 12.8 % over the previous fiscal year

The above figures are based on an exchange rate of ¥115 =US$1.00 for fiscal 2006.

The company also plans to declare an annual dividend for fiscal 2006 of 24 yen per share (interim and year-end dividend of 12 yen each), an increase of 2 yen per share.

Note:
*The above estimates of operating results are based on certain assumptions that Sharp Corporation deemed reasonable at the time they were prepared, and actual operating results may differ significantly from these estimates. The factors that may influence the figures for final reported business results include, but are not limited to:

- The economic situation in which the Sharp Group operates
- Sudden, rapid fluctuations in demand for products and services, as well as intense price competition
- Changes in foreign exchange markets (particularly in the yen/U.S. dollar and euro markets)
- Sharp's ability to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products and services
- Regulations such as trade restrictions in other countries

**The accompanying consolidated financial statements are a translation of the consolidated financial statements of Sharp, which were prepared in accordance with accounting principles and practices generally accepted in Japan.
In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the consolidated financial statements issued domestically, in order to present them in a form which is more familiar to readers outside Japan.

SHARP CORPORATION

CONSOLIDATED SALES BY PRODUCT GROUP

Millions of Yen

	Year Ended March 31, 2006		Year Ended March 31, 2005		Increase Decrease	Percent Change
	Amount	Ratio	Amount	Ratio		
		%		%		%
Audio - Visual and Communication Equipment	1,090,905	39.0	972,563	38.3	+ 118,342	+12.2
Home Appliances	224,650	8.0	212,064	8.3	+ 12,586	+5.9
Information Equipment	421,208	15.1	416,310	16.4	+ 4,898	+1.2
Consumer/Information Products	1,736,763	62.1	1,600,937	63.0	+ 135,826	+8.5
LSI s	135,754	4.9	132,375	5.2	+ 3,379	+2.6
LCDs	633,493	22.6	543,804	21.4	+ 89,689	+16.5
Other Electronic Components	291,099	10.4	262,743	10.4	+ 28,356	+10.8
Electronic Components	1,060,346	37.9	938,922	37.0	+ 121,424	+12.9
Total	2,797,109	100.0	2,539,859	100.0	+ 257,250	+10.1
Domestic	1,397,081	49.9	1,329,711	52.4	+ 67,370	+5.1
Overseas	1,400,028	50.1	1,210,148	47.6	+ 189,880	+15.7

Note: Starting from this period, the IC group was renamed the LSI group and some items previously included in ICs were allocated to Other Electronic Components. Accordingly, results of the year ended March 31, 2005 have been reclassified.

SHARP CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Millions of Yen

	Year Ended March 31, 2006		Year Ended March 31, 2005		Increase Decrease	Percent Change
	Amount	Ratio	Amount	Ratio		
		%		%		%
Net Sales	2,797,109	100.0	2,539,859	100.0	+ 257,250	+ 10.1
Cost of Sales	2,165,126	77.4	1,959,658	77.2	+ 205,468	+ 10.5
Selling, General and Administrative Expenses	468,273	16.7	429,181	16.9	+ 39,092	+ 9.1
Operating income	163,710	5.9	151,020	5.9	+ 12,690	+ 8.4
Other Income (Expenses)						
Interest and dividend income	5,769	0.2	5,446	0.2	+ 323	+ 5.9
Interest expense	(6,410)	0.2	(5,724)	0.2	- 686	+ 12.0
Other, net	(23,051)	0.9	(22,558)	0.9	- 493	+ 2.2
	(23,692)	0.9	(22,836)	0.9	- 856	+ 3.7
Income before income taxes and minority interests	140,018	5.0	128,184	5.0	+ 11,834	+ 9.2
Income Taxes	50,681	1.8	50,431	2.0	+ 250	+ 0.5
Minority Interests in Income of Consolidated Subsidiaries	(666)	0.0	(908)	0.0	+ 242	- 26.7
Net Income	88,671	3.2	76,845	3.0	+ 11,826	+ 15.4

[Reference]

	(Year Ended March 31, 2006)	(Year Ended March 31, 2005)
Depreciation and Amortization	193,114	175,969
R&D expenditures	185,240	175,558

SHARP CORPORATION

CONSOLIDATED BALANCE SHEETS

Millions of Yen

	March 31, 2006	March 31, 2005	Increase Decrease
ASSETS			
Current Assets:			
Cash, Time deposits, and Short-term investments	376,298	392,121	- 15,823
Notes and accounts receivable, less-Allowance for doubtful receivables	578,699	502,942	+ 75,757
Inventories	336,344	325,723	+ 10,621
Other current assets	103,532	99,827	+ 3,705
Total current assets	1,394,873	1,320,613	+ 74,260
Plant and Equipment, less Accumulated depreciation	896,913	833,882	+ 63,031
Investments and Other Assets	268,513	230,531	+ 37,982
Total assets	2,560,299	2,385,026	+ 175,273
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
Current Liabilities:			
Short-term borrowings, including current portion of long-term debt	280,995	364,551	- 83,556
Notes and accounts payable	691,756	613,838	+ 77,918
Other current liabilities	222,303	201,132	+ 21,171
Total current liabilities	1,195,054	1,179,521	+ 15,533
Long-term Liabilities	257,601	192,291	+ 65,310
Total liabilities	1,452,655	1,371,812	+ 80,843
Minority Interests	8,734	8,888	- 154
Shareholders' Equity:			
Common stock	204,676	204,676	0
Capital surplus	262,288	262,283	+ 5
Retained earnings	668,687	605,440	+ 63,247
Net unrealized holding gains on securities	27,992	13,333	+ 14,659
Foreign currency translation adjustments	(38,352)	(55,346)	+ 16,994
Less-Cost of treasury stock	(26,381)	(26,060)	- 321
Total shareholders' equity	1,098,910	1,004,326	+ 94,584
Total liabilities, minority interests and shareholders' equity	2,560,299	2,385,026	+ 175,273

[Reference]

	(March 31, 2006)	(March 31, 2005)
Capital Investment	218,966	213,048
Interest-Bearing Debt	522,469	525,335

SHARP CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of Yen

	Year Ended March 31, 2006	Year Ended March 31, 2005	Increase Decrease
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	140,018	128,184	+ 11,834
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities－			
Depreciation and amortization of properties and intangibles	186,434	169,359	+ 17,075
Interest and dividend income	(5,769)	(5,446)	- 323
Interest expense	6,410	5,724	+ 686
Foreign exchange loss	2,070	1,101	+ 969
Loss on sales and disposal of plant and equipment	10,126	12,805	- 2,679
Increase in notes and accounts receivable	(43,716)	(48,579)	+ 4,863
Decrease (increase) in inventories	2,693	(47,762)	+ 50,455
Increase in payable	53,945	79,538	- 25,593
Other, net	(35,119)	(19,811)	- 15,308
Total	317,092	275,113	+ 41,979
Interest and dividends received	7,961	6,194	+ 1,767
Interest paid	(6,561)	(5,808)	- 753
Income taxes paid	(54,739)	(56,301)	+ 1,562
Net cash provided by operating activities	263,753	219,198	+ 44,555
Cash Flows from Investing Activities:			
Purchase of time deposits	(60,020)	(50,022)	- 9,998
Proceeds from redemption of time deposits	65,104	30,092	+ 35,012
Purchase of short-term investments	0	(1,066)	+ 1,066
Proceeds from sales of short-term investments	21,739	2,024	+ 19,715
Acquisitions of plant and equipment	(232,770)	(270,414)	+ 37,644
Proceeds from sales of plant and equipment	609	1,488	- 879
Purchase of investments in securities and investments in nonconsolidated subsidiaries and affiliates	(12,391)	(8,668)	- 3,723
Proceeds from sales of investments in securities and investments in nonconsolidated subsidiaries and affiliates	5,748	6,378	- 630
Loans made	(4,785)	(10,351)	+ 5,566
Proceeds from collection of loans	4,561	10,184	- 5,623
Other, net	(17,181)	31,347	- 48,528
Net cash used in investing activities	(229,386)	(259,008)	+ 29,622
Cash Flows from Financing Activities:			
(Decrease) increase in short-term borrowings, net	(20,032)	99,713	- 119,745
Proceeds from long-term debt	105,588	25,514	+ 80,074
Repayments of long-term debt	(96,806)	(45,479)	- 51,327
Purchase of treasury stock	(336)	(364)	+ 28
Dividends paid	(21,812)	(21,792)	- 20
Other, net	(362)	(51)	- 311
Net cash (used in) provided by financing activities	(33,760)	57,541	- 91,301
Effect of Exchange Rate Changes on Cash and Cash Equivalents	3,393	(1,015)	+ 4,408
Net Increase in Cash and Cash Equivalents	4,000	16,716	- 12,716
Cash and Cash Equivalents at Beginning of Year	295,312	277,623	+ 17,689
Cash and Cash Equivalents of Newly Consolidated Subsidiaries	0	970	- 970
Cash and Cash Equivalents Increased by Merger	154	3	+ 151
Cash and Cash Equivalents at End of Year	299,466	295,312	+ 4,154

Important Matters on Presenting Consolidated Financial Statements

Matters Related to Accounting Procedure Standards

1) Valuation Standards and Methods for Securities
Other Securities
- Securities with available fair market values:
  Primarily, stated at fair market value based on average of market price during the last month of the fiscal year (valuation differences are disposed using the direct equity adjustment method and the cost of securities sold is calculated using the average cost method).
- Securities with no available fair market value:
  Primarily, stated at average cost.

2) Valuation Standards and Methods for Inventories
- Finished products:
  For Sharp Corporation and domestic consolidated subsidiaries, primarily, stated at the lower of moving average cost or market.
  For overseas consolidated subsidiaries, primarily, stated at the lower of first-in, first-out cost or market.
- Work in process and raw materials:
  Primarily, stated at the current production and purchase costs.

3) Depreciation Methods Used for Tangible Fixed Assets
For Sharp Corporation and domestic consolidated subsidiaries, depreciation is based primarily on the declining-balance method (Except for machinery and equipment in the Mie and Kameyama Plants, which are depreciated on the straight line method).
Note that overseas consolidated subsidiaries primarily use the straight line method.

4) Method for Appropriation for Accrued Bonuses
The reserve for payment of employee bonuses is set aside based on estimated amounts to be paid in the subsequent period.

5) Method for Appropriation for Severance and Pension Benefits
To provide for employees' severance and pension benefits, reserves are set aside based on the estimated amounts of projected benefit obligation and the fair value of plan assets at the end of the current consolidated fiscal year.
Further, net transition obligation is being amortized in equal amounts over 7 years.
Prior service costs are amortized over the average of the estimated remaining service lives (16 years).
Actuarial losses are recognized primarily in expenses over the average of estimated remaining services lives (16 years) commencing with the following period.

6) Accounting for Consumption Taxes, etc.
The tax exclusion method is applied.

7) Adaptation of Consolidated Tax Return System
The consolidated tax return system has been adapted.

SHARP CORPORATION

SEGMENT INFORMATION

Millions of Yen

	Year Ended March 31, 2006	Year Ended March 31, 2005
Information by business segment		
Net Sales		
Consumer/Information Products		
Customers	1,736,763	1,600,937
Intersegment	6,086	11,093
Total	1,742,849	1,612,030
Electronic Components		
Customers	1,060,346	938,922
Intersegment	297,724	258,393
Total	1,358,070	1,197,315
Elimination	(303,810)	(269,486)
Consolidated	2,797,109	2,539,859
Operating Income		
Consumer/Information Products	62,299	57,035
Electronic Components	101,914	93,520
Elimination	(503)	465
Consolidated	163,710	151,020
Information by geographic segment*		
Net Sales		
Japan		
Customers	1,742,349	1,626,944
Intersegment	708,691	629,484
Total	2,451,040	2,256,428
The Americas		
Customers	409,105	338,342
Intersegment	7,715	7,858
Total	416,820	346,200
Asia		
Customers	116,690	110,658
Intersegment	178,556	158,828
Total	295,246	269,486
Europe		
Customers	425,371	353,198
Intersegment	3,662	2,975
Total	429,033	356,173
Other		
Customers	103,594	110,717
Intersegment	290,868	167,929
Total	394,462	278,646
Elimination	(1,189,492)	(967,074)
Consolidated	2,797,109	2,539,859
Operating Income		
Japan	146,370	138,769
The Americas	3,358	2,544
Asia	2,883	2,653
Europe	5,856	1,947
Other	7,201	6,133
Elimination	(1,958)	(1,026)
Consolidated	163,710	151,020

* Major countries or regions in each geographic segment are as follows.

(1) The Americas: U.S.A., Canada

(2) Asia: Malaysia, Taiwan, Thailand, Singapore, Indonesia

(3) Europe: Germany, U.K., Spain, France, Italy

(4) Other: China, Oceania, Middle East

SEGMENT INFORMATION

Millions of Yen

	Year Ended March 31, 2006	Year Ended March 31, 2005
Overseas sales*		
The Americas	450,307	372,184
Asia	214,131	207,186
Europe	488,945	407,455
Other	246,645	223,323
Total	1,400,028	1,210,148

* 1. Overseas sales indicate the sales of Sharp Corporation and its consolidated subsidiaries made to customers located in countries or regions outside Japan.

2. Major countries or regions in each geographic segment are as follows.

(1) The Americas: U.S.A., Canada, Central and South America
(2) Asia: Taiwan, South Korea, Singapore, Indonesia, Malaysia
(3) Europe: Germany, U.K., Spain, France, Italy
(4) Other: China, Middle East, Oceania, Africa


SEC MAIL PROCESSING
RECEIVED
JUN 12 2006
WASH, D.C.
199
SECTION

(TRANSLATION FOR REFERENCE ONLY)

May 31, 2006

SHARP CORPORATION

NOTICE OF CONVOCATION OF THE 112TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We hereby notify you of the convocation of the 112th Ordinary General Meeting of Shareholders of Sharp Corporation (hereinafter referred to as the "Company") as per the description below.

DESCRIPTION

1. Date and Time : Thursday, June 22, 2006, at 10:00 a.m.

2. Place : Our company building at 22-22, Nagaike-cho, Abeno-ku, Osaka

3. Purpose of the Meeting :

Report :

1. The Business Report, Consolidated Balance Sheets, Consolidated Statements of Income and Audit of the Consolidated Accounts by the Accounting Auditors and the Board of Corporate Auditors for the 112th Term (from April 1, 2005 to March 31, 2006)

2. Balance Sheets and Statements of Income for the 112th Term (from April 1, 2005 to March 31, 2006)

Resolution :

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 112th Term

Proposal No.2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

Proposal No.3: Election of 25 Directors of the Company

Proposal No.4: Payment of Retirement Remuneration to Retiring Directors

[Attachment 1]

CONSOLIDATED BALANCE SHEETS

As of March 31, 2006

(Millions of Yen)

ASSETS	
Current Assets	**1,394,873**
Cash and deposits	369,765
Notes and accounts receivable-trade	508,968
Securities	6,533
Inventories	336,344
Deferred tax assets	48,419
Other current assets	130,269
Allowance for doubtful receivables	- 5,425
Fixed Assets	**1,165,426**
Tangible Fixed Assets	**896,913**
Buildings and structures	573,290
Machinery and vehicles	1,250,381
Equipment	433,701
Land	53,369
Construction in progress	81,384
Less-Accumulated depreciation	- 1,495,212
Intangible Fixed Assets	**47,983**
Patent, trade mark and rights to use facilities	16,198
Software	31,785
Investments and Other Assets	**220,530**
Investments in securities	150,864
Deferred tax assets	25,298
Other fixed assets	45,570
Allowance for doubtful receivables	- 1,202
Total Assets	**2,560,299**

LIABILITIES	
Current Liabilities	**1,195,054**
Notes and accounts payable-trade	589,322
Banker's acceptances payable	71
Short-term borrowings	89,266
Current portion of straight bonds	6,600
Commercial paper	173,617
Accrued income taxes	33,179
Accrued employees' bonuses	32,467
Accrued product warranty	7,589
Other current liabilities	262,943
Long-term Liabilities	**257,601**
Straight bonds	115,200
Long-term borrowings	102,405
Allowance for severance and pension benefits	8,552
Other long-term liabilities	31,444
Total Liabilities	**1,452,655**
Minority Interests	**8,734**
SHAREHOLDERS' EQUITY	
Common Stock	**204,676**
Capital Surplus	**262,288**
Retained Earnings	**668,687**
Net Unrealized Holding Gains on Securities	**27,992**
Foreign Currency Translation Adjustments	**- 38,352**
Treasury Stock	**- 26,381**
Total Shareholders' Equity	**1,098,910**
Total Liabilities, Minority Interests and Shareholders' Equity	**2,560,299**

[Attachment 2]

CONSOLIDATED STATEMENTS OF INCOME

For the year ended March 31, 2006

(Millions of Yen)

Ordinary Items		
Operating income and expenses		
Net sales		2,797,109
Cost of sales		2,165,126
Selling, general and administrative expenses		468,273
Operating income		163,710
Non-operating income and expenses		
Non-operating income		32,129
Interest and dividends income	5,769	
Other income	26,360	
Non-operating expenses		44,987
Interest expenses	6,410	
Other expenses	38,577	
Recurring Profit		**150,852**
Special Items		
Special income		1,599
Gain on sales of tangible fixed assets	1,599	
Special losses		12,433
Loss on sales and disposal of tangible fixed assets	10,126	
Other special losses	2,307	
Income before Income Taxes and Minority Interests		**140,018**
Corporate income, inhabitant and business taxes		50,073
Adjustment to income taxes		608
Minority interests in income of consolidated subsidiaries		666
Net Income		**88,671**

[Attachment 3]

BALANCE SHEETS (based on non-consolidated results)

As of March 31, 2006

(Millions of Yen)

ASSETS		LIABILITIES	
Current Assets	**981,547**	**Current Liabilities**	**890,921**
Cash and deposits	323,890	Notes payable	9,000
Notes receivable	123	Accounts payable	465,836
Accounts receivable	367,075	Short-term borrowings	10,000
Finished goods	36,132	Commercial paper	150,000
Raw materials, supplies and work in process	114,165	Accounts payable-other	97,547
Prepaid expenses	1,142	Accrued expenses	85,754
Deferred tax assets	28,941	Accrued income taxes	26,122
Non-trade accounts receivable	86,686	Advances and deposits received	19,513
Other current assets	23,434	Accrued employees' bonuses	22,700
Allowance for doubtful receivables	- 45	Accrued product warranty	3,890
		Other current liabilities	554
Fixed Assets	**1,129,292**	**Long-term Liabilities**	**170,484**
Tangible Fixed Assets	**755,024**	Straight bonds	100,000
Buildings	219,924	Long-term borrowings	70,001
Structures	12,212	Allowance for severance and pension benefits	483
		Total Liabilities	**1,061,405**
Machinery and equipment	349,511	**SHAREHOLDERS' EQUITY**	
Vehicles and carriers	274	**Common Stock**	**204,675**
Tools and furniture	45,581	**Capital Surplus**	**262,287**
Land	50,302	Additional paid-in capital	261,415
Construction in progress	77,217	Other capital surplus	872
		Gains on sales of treasury stock	872
Intangible Fixed Assets	**41,491**	**Retained Earnings**	**582,369**
Patent, trade mark and rights to use facilities	12,749	Legal reserve	26,115
Software	28,742	Reserve for special depreciation	9,725
Investments and Other Assets	**332,776**	Deferred capital gains on sales of property	4,647
Investments in securities	103,412	Severance benefits reserve	1,756
Investments in subsidiaries	171,443	Dividend reserve	2,900
Long-term prepaid expenses	31,562	General reserve	441,950
Deferred tax assets	21,345	Unappropriated retained earnings	95,276
Other fixed assets	5,014	**Net Unrealized Holding Gains on Securities**	**26,481**
Allowance for doubtful receivables	- 2	**Treasury Stock**	**- 26,380**
		Total Shareholders' Equity	**1,049,434**
Total Assets	**2,110,839**	**Total Liabilities and Shareholders' Equity**	**2,110,839**

[Attachment 4]

STATEMENTS OF INCOME (based on non-consolidated results)

For the year ended March 31, 2006

(Millions of Yen)

Ordinary Items		
Operating income and expenses		
Net sales		2,283,109
Cost of sales		1,896,119
Selling, general and administrative expenses		254,516
Operating income		132,474
Non-operating income and expenses		
Non-operating income		58,848
Interest and dividends income	14,694	
Other income	44,154	
Non-operating expenses		54,209
Interest expenses	2,122	
Other expenses	52,087	
Recurring Profit		**137,114**
Special Items		
Special income		31
Gain on sales of tangible fixed assets	31	
Special losses		12,031
Loss on sales and disposal of tangible fixed assets	9,724	
Other special losses	2,307	
Income before Income Taxes		**125,114**
Corporate income, inhabitant and business taxes		40,960
Adjustment to income taxes		200
Net Income		**83,954**
Unappropriated retained earnings carried forward		22,232
Interim dividends		10,910
Unappropriated Retained Earnings at End of Year		**95,276**

THE MATTERS TO BE USEFUL REFERENCE IN RESPECT OF PROPOSALS

Proposal No.1: Approval of the Proposed Appropriation of Retained Earnings for the 112th Term

Considering results for the term and business development in the future etc., we recommend that retained earnings be appropriated as stated following the proposed appropriation of retained earnings.

Regarding the dividends for the term, in order to respond to the continuing support from shareholders, we recommend that there be an annual dividend of ¥22 per share, which is an increase of ¥2 per share compared to the dividends paid for the previous term. Since we have already paid interim dividends of ¥10 per share on December 1, 2005, we recommend that the year-end dividend be ¥12 per share.

Regarding bonuses to the Directors and Corporate Auditors for the term, we would like to pay a total of 468,000,000 yen, which consists of 435,000,000 yen as Directors' bonuses to our 25 (twenty-five) directors as at the end of the term and 33,000,000 yen as Corporate Auditors' bonuses to our 4 (four) corporate auditors as at the end of the term, and we would like to ask for your approval under Article 361, Paragraph 1 and Article 387, Paragraph 1 of the Corporation Law.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(Yen)

Unappropriated retained earnings at end of year	95,276,729,219
Reversal of deferred capital gains on sales of property	133,000,000
Total	95,409,729,219
The above sum shall be disposed of as follows:	
Dividends	13,090,812,312
(¥12 per share)	
Bonuses to Directors and Corporate Auditors	468,000,000
(Directors' bonus)	(435,000,000)
(Corporate Auditors' bonus)	(33,000,000)
Reserve for special depreciation	3,898,000,000
General reserve	51,000,000,000
Total	68,456,812,312
Unappropriated retained earnings carried over	26,952,916,907

Proposal No.2: Amendment to Certain Provisions of the Articles of Incorporation of the Company

1. Reasons for the Amendment
   (1) (Proposed amendment of Article 3)
   Certain objectives of the Company are to be added in line with the diversification of our business, including our subsidiaries.

(2) (Proposed amendment of Article 5)

This amendment provides that our public notices will be made electronically through our website on the internet, and when we cannot make our public notices on the internet for unavoidable reasons, that our public notices will be made in the *Nihon Keizai Shimbun.*

(3) (Proposed amendment of Article 6)

In order to prepare for taking countermeasures, in accordance with the adoption of the prior warning type of defense measures against hostile buyouts, which was announced on April 26, 2006, and to enable expeditious financing as appropriate for expansion of our business, this amendment serves to increase the number of shares we are authorized to issue.

(The public announcement material "Introduction of Plan Regarding Large-Scale Purchases of Sharp Corporation Shares (Anti-Takeover Plan)" is posted on our website in "Investor Relations")

(4) We will make the following amendments in connection with the implementation of the "Corporation Law" (Law No. 86 of 2005) and "Law concerning maintenance of relevant laws in relation to implementation of the Corporation Law" (Law No. 87 of 2005, hereinafter "Maintenance Law") on May 1, 2006.

(a) (Proposed amendment of Article 4, Article 7, and Article 11)

Pursuant to the Maintenance Law, we are deemed to have provisions in our Articles of Incorporation which prescribe that we establish and appoint a Board of Directors, Corporate Auditors, a Board of Corporate Auditors and Accounting Auditors as our organs, that we issue share certificates of our stock, and that we appoint a Shareholders' Register Manager. We will clearly provide these in our Articles of Incorporation.

(b) (Proposed amendment of Article 16)

This amendment serves to enable the notification, through the internet, of all or a part of the matters to be indicated in the reference materials relating to the general meeting of shareholders and other documents attached to the invitation to the general meeting of shareholders.

(c) (Proposed amendment of Article 24-2)

As the board of directors are now allowed to resolve in writing or electronically, this amendment facilitates expeditious resolution by the board of directors in case of necessity.

(d) (Proposed amendment of Article 35)

This amendment serves to allow the Company to enter into Limited Liability Agreements with our outside corporate auditors so that we may recruit personnel who are able to fully achieve their expected roles as outside corporate auditors.

(e) (Proposed amendment to Articles 36 through 38 of Chapter 6)

As, under the Corporation Law, an accounting auditor is an organ of the Company, this amendment serves to provide for the method of election, term and remuneration of the accounting auditor.

(f) Other amendments are made to organize the provisions (such as change of terms) in line with the clauses of the Corporation Law.

(5) Other than the above, amendments are to be made to amend the article and chapter numbers in relation to the addition and deletion of provisions, and to amend the entire structure of the provisions and to adjust the paragraph numbers and certain wordings.

2. Contents of Amendment

The contents of the proposed amendment are as follows:

(Amendments are underlined.)

Current Articles of Incorporation	Proposed Amendment
CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS
(Trade Name) Article 1 The Company shall be called Sharp Kabushiki Kaisha and shall be written Sharp Corporation in English.	(Trade Name) Article 1 The Company shall be called Sharp Kabushiki Kaisha and shall be written Sharp Corporation in English.
(Location of Head Office) Article 2 The Company shall have its head office in the City of Osaka.	(Location of Head Office) Article 2 The Company shall have its head office in the City of Osaka.
(Object) Article 3 The object of the Company shall be to engage in the following businesses:	(Object) Article 3 The object of the Company shall be to engage in the following businesses:
1. Manufacture and sale of communications machinery and equipment.	1.
2. Manufacture and sale of electrical machinery and equipment.	2.
3. Manufacture and sale of electronic applications machinery and equipment.	3.
4. Manufacture and sale of medical machinery and equipment.	4.
5. Manufacture and sale of measuring machinery and equipment.	5.
6. Manufacture and sale of building-related or residential facilities such as air conditioners and kitchen units, etc.	6. (No amendment)
7. Manufacture and sale of other machinery and equipment.	7.
8. Manufacture and sale of semiconductor devices, liquid crystal displays, solar batteries and other apparatus or parts incidental or relating to the machinery and equipment mentioned in the preceding items.	8.

Current Articles of Incorporation	Proposed Amendment
9. Design and execution and contracting for construction work of installation of the machinery and equipment mentioned in the preceding items, etc. or of the manufacturing facilities thereof and for general engineering work.	9. (No amendment)
10. Production and sale of software.	10. (No amendment)
11. Sale, promotion of purchase by installment, lease and import and export of the machinery and equipment mentioned in the preceding items, automobiles, automobile utensils, furniture, goods for sports and daily merchandise, etc.	11. (No amendment)
12. Information communication service, information processing service and information providing service.	12. (No amendment)
13. Guarantee, loan and factoring businesses.	13. (No amendment)
14. Non-life insurance agency business.	14. Solicitation of life insurance and non-life insurance agency business.
15. General traveling business.	15. (No amendment)
(New)	16. Worker dispatch business.
16. All businesses and activities incidental or relating to any of the foregoing items.	17. (No amendment)
(New)	(Organs) Article 4 The Company shall establish the following organs in addition to the general meeting of shareholders and directors: 1. Board of Directors 2. Corporate Auditors 3. Board of Corporate Auditors 4. Accounting Auditor(s)
(Public Notices) Article 4 Public notices of the Company shall be given in *The Nihon Keizai Shimbun.*	(Method of Making Public Notices) Article 5 Public notices of the Company notices shall be made electronically. However, when public notices cannot be made electronically due to accidents or other unavoidable reasons, public notices of the Company shall be given in *The Nihon Keizai Shimbun.*

Current Articles of Incorporation	Proposed Amendment
CHAPTER II. SHARES	CHAPTER II. SHARES
(Total Number of Shares; Number of Shares per Unit (*Tangen*); and Non-issuance of Share Certificates for Shares That Are Less Than One Unit (*tangen*) of Shares) Article 5 The total number of shares to be issued by the Company shall be 1,982,607,000 shares; provided, however, that in the case of cancellation of the shares of the Company, the number of shares so canceled shall be decreased.	(Total Number of Authorized Shares) Article 6 The total number of shares to be issued by the Company shall be 2.5 billion shares.
The number of shares comprising one unit (*tangen*) of shares shall be 1,000 shares.	(Deleted)
The Company shall not issue any share certificates for shares that are less than one unit (*tangen*) of shares unless otherwise provided in the Share Handling Regulations.	(Deleted)
(New)	(Issuance of Share Certificates) Article 7 The Company shall issue share certificates of shares of the Company.
(Acquisition of Treasury Shares) Article 6 Pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code, the Company may purchase treasury shares by resolution of the Board of Directors.	(Acquisition of Treasury Shares) Article 8 Pursuant to Article 165-2 of the Corporation Law, the Company may acquire treasury shares through market transactions and other methods by resolution of the Board of Directors.
(New)	(Number of Shares in a Unit (*Tangen*) of Shares and Non-Issuance of Share Certificates) Article 9 The number of shares comprising one unit (*tangen*) of shares shall be 1,000. (2) Notwithstanding Article 7 herein, the Company shall not issue any share certificates for shares that are less than one unit (*tangen*) of shares unless otherwise provided in the Share Handling Regulations.

Current Articles of Incorporation	Proposed Amendment
(Additional Purchase of Shares Less Than One Unit of Shares (*Tangen*)) Article 7 Shareholders (including the beneficial owners, hereinafter the same) who own shares less than a unit (*tangen*) of shares may request the Company to sell shares which will result in one unit together with the shares less than a unit (*tangen*) already held by such shareholders pursuant to the Share Handling Regulations.	(Request for Sale of Shares Amounting to Less Than One Unit of Shares (*Tangen*)) Article 10 Shareholders (including the beneficial owners, hereinafter the same) may request the Company to sell shares to them which will result in their holding one unit together with the shares less than a unit (*tangen*) already held by such shareholders pursuant to the Share Handling Regulations.
(Denominations of Share Certificates) Article 8 The denominations of share certificates shall be as determined under the Share Handling Regulations to be established by the Board of Directors.	(Deleted)
(Handling of Shares) Article 9 Except as provided for by laws or ordinances or by these Articles of Incorporation, the handling of registration of transfer of shares, purchase and additional purchase of shares of less than a unit (*tangen*) and other matters relating to shares shall be governed by the Share Handling Regulations to be established by the Board of Directors.	(Deleted)
(Record Date) Article 10 The Company shall deem shareholders (including the beneficial owners, hereinafter the same) entitled to vote, registered or recorded on the shareholders' register as of the end of each business term, as being entitled to exercise their voting rights at the ordinary general meeting of shareholders. In addition to the preceding paragraph, the Company, when necessary and upon prior public notice by a resolution of the Board of Directors, may deem shareholders or registered pledgees, registered or recorded on the shareholders' register as of such date as may be determined as being entitled to exercise their rights.	(Deleted)

Current Articles of Incorporation	Proposed Amendment
(Transfer Agent) Article 11 The Company shall have a transfer agent with respect to its shares. Transfer agent and location of its handling office shall be determined by a resolution of the Board of Directors, and public notice thereof shall be made. The Company's shareholders' register and the register of lost share certificates shall be maintained at the handling office of the transfer agent, and registration of transfer of shares, purchase and additional purchase of shares of less than a unit *(tangen)* and other matters relating to shares shall be handled by the transfer agent but not by the Company.	(Shareholders' Register Manager) Article 11 The Company shall have a Shareholders' Register Manager. (2) Shareholders' Register Manager and location of its handling office shall be determined by a resolution of the Board of Directors, and public notice thereof shall be made. (3) Preparation of and maintenance of the Company's shareholders' register (including beneficial shareholders' register, hereinafter the same) and the register of lost share certificates, and the original register of share warrants and other affairs relating to the shareholders' register, register of the lost share certificates and the original register of share warrants shall be consigned to the Shareholders' Register Manager and not be performed by the Company.
(New)	(Share Handling Regulations) Article 12 Handling and fees concerning shares of the Company shall be governed by the Share Handling Regulations determined by the Board of Directors, except as provided by laws and regulations or these Articles of Incorporation.
CHAPTER III. GENERAL MEETING OF SHAREHOLDERS	CHAPTER III. GENERAL MEETING OF SHAREHOLDERS
(General Meeting of Shareholders) Article 12 The ordinary general meeting of shareholders of the Company shall be convened in June of each year. In addition to the preceding paragraph, an extraordinary general meeting of shareholders shall be convened whenever necessary.	(General Meeting of Shareholders) Article 13 The ordinary general meeting of shareholders of the Company shall be convened in June of each year. (2) In addition to the preceding paragraph, an extraordinary general meeting of shareholders shall be convened whenever necessary.

Current Articles of Incorporation	Proposed Amendment
(New)	(Record Date of the Ordinary General Meeting of Shareholders) Article 14 The record date of the voting rights at an ordinary general meeting of shareholders shall be March 31 of each year.
(Chairmanship of General Meeting of Shareholders) Article 13 The President shall act as chairman of the general meeting of shareholders. If the President is unable to so act, then one of the other Directors shall act as chairman in the order previously determined by a resolution of the Board of Directors.	(Chairmanship of General Meeting of Shareholders) Article 15 The President shall act as chairman of the general meeting of shareholders. (2) If the President is unable to so act, then one of the other Directors shall act as chairman in the order previously determined by a resolution of the Board of Directors.
(New)	(Internet Disclosure and Deemed Provision of Materials Concerning General Meeting of Shareholders) Article 16 The Company may disclose information to be indicated or represented in reference materials for a general meeting of shareholders, business reports, financial documents and consolidated financial documents through the internet in accordance with the ordinance of the Ministry of Justice and this shall be deemed as provision to the shareholders.
(Method of Adopting Resolutions) Article 14 Resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present; provided, however, that if the provisions of laws, ordinances or this Articles of Incorporation provide otherwise, such provisions shall govern.	(Method of Adopting Resolutions) Article 17 Resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present who are able to exercise their voting rights, unless provided otherwise by laws and regulations or these Articles of Incorporation.

Current Articles of Incorporation	Proposed Amendment
Resolution of a shareholders' meeting under Article 343 of the Commercial Code requires the presence of shareholders whose voting rights are in total one-third or more of the voting rights of all shareholders of the Company and approval of shareholders whose voting rights are two-thirds or more of such voting rights.	(2) Resolution under Article 309, Paragraph 2 of the Corporation Law requires the presence of shareholders whose voting rights are in total one-third or more of the voting rights of all shareholders of the Company who are able to exercise their voting rights and approval of shareholders whose voting rights are two-thirds or more of such voting rights.
(Attendance by Proxy) Article 15 If a shareholder exercises the voting rights by delegating the power to a proxy, such proxy shall be a shareholder of the Company who is entitled to vote.	(Attendance by Proxy) Article 18 A shareholder may exercise its voting rights through one proxy who is a shareholder of the Company and is entitled to vote.
The proxy mentioned in the preceding paragraph shall present a power of attorney to the Company.	(2) The proxy mentioned in the preceding paragraph shall submit a document certifying its attorneyship to the Company for each general meeting of shareholders.
(Minutes of General Meeting of Shareholders) Article 16 Minutes shall be prepared of the proceedings at a general meeting of shareholders and such minutes shall be kept on file after the chairman and the Directors present have affixed their names and seals or electronic signature thereto.	(Deleted)
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS
(Number of Directors) Article 17 The Company shall not have more than thirty-five (35) Directors.	(Number of Directors) Article 19 The Company shall not have more than thirty-five (35) Directors.
(Election of Directors) Article 18 Directors shall be elected at a general meeting of shareholders.	(Method of Election of Directors) Article 20 Directors shall be elected by a resolution of a general meeting of shareholders.

Current Articles of Incorporation	Proposed Amendment
The presence of holders of the shares representing one-third or more of the number of voting rights of all the shareholders of the Company and approval of a majority of such voting rights shall be required for the election mentioned in the preceding paragraph.	(2) The presence of holders of the shares representing one-third or more of the number of voting rights of all the shareholders of the Company who are able to exercise their voting rights and approval of a majority of such voting rights shall be required for the election mentioned in the preceding paragraph.
The election of Directors shall not be made by cumulative voting.	(3) The election of Directors shall not be made by cumulative voting.
(Representative Directors and Directors with Specific Titles) Article 19 The Board of Directors shall, by resolution, select Representative Directors. The Board of Directors may, by resolution, select a Chairman, a President, and several Corporate Senior Executive Vice Presidents, Corporate Senior Executive Directors and Corporate Executive Directors.	(Representative Directors and Directors with Specific Titles) Article 21 The Board of Directors shall, by resolution, appoint Representative Directors. (2) The Board of Directors may, by resolution, appoint a Chairman, a President, and several Corporate Senior Executive Vice Presidents, Corporate Senior Executive Directors and Corporate Executive Directors.
(Term of Office of Directors) Article 20 The term of office of Directors shall be up to the close of the ordinary general meeting of shareholders concerning the last business term within one (1) year after their assumption of office.	(Term of Office of Directors) Article 22 The term of office of Directors shall be up to the close of the ordinary general meeting of shareholders concerning the most recent business term ending within one (1) year after their appointment.
The term of office of a Director elected due to an increase in the number of Directors or to fill a vacancy shall be up to the time when the term of office of the other Directors is to expire.	(2) The term of office of a Director elected due to an increase in the number of Directors or to fill a vacancy shall be up to the time when the term of office of the other Directors expires.
(Notice of Convening a Meeting of Board of Directors) Article 21 To convene a meeting of the Board of Directors, notice shall be dispatched to each Director and Corporate Auditor three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.	(Notice of Convening a Meeting of Board of Directors) Article 23 To convene a meeting of the Board of Directors, notice shall be dispatched to each Director and Corporate Auditor three (3) days or more prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.

Current Articles of Incorporation	Proposed Amendment
(New)	(2) If all directors and corporate auditors approve, a meeting of the Board of Directors may be convened without following the procedure for convocation.
(New)	(Method of Resolution by the Board of Directors) Article 24 Resolution by the Board of Directors shall be made in the presence of a majority of the Directors who can participate in voting and the approval of a majority of such present directors shall be required. (2) If all of the directors who are allowed to participate in voting indicate their approval of the resolution in writing or by electromagnetic record, it shall be deemed that the Board of Directors approved passage of such resolution; provided, however, that if a Corporate Auditor objects to the resolution, the foregoing shall not apply.
(Remuneration and Retirement Allowance for Directors) Article 22 Remuneration and retirement allowance for Directors shall be determined at a general meeting of shareholders.	(Remuneration, etc. for Directors) Article 25 Remuneration, bonus and other property benefits received from the Company as compensation for performance of duties ("Remuneration, etc.") shall be determined by resolution at a general meeting of shareholders.
(Regulations of Board of Directors) Article 23 Matters concerning the Board of Directors shall be dealt with in compliance with the rules determined by the Board of Directors, unless otherwise provided for by laws or ordinances or by these Articles of Incorporation.	(Regulations of Board of Directors) Article 26 Matters concerning the Board of Directors shall be dealt with in compliance with the rules determined by the Board of Directors, unless otherwise provided for by laws or ordinances or by these Articles of Incorporation.

Current Articles of Incorporation	Proposed Amendment
CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS
(Number of Corporate Auditors) Article 24 The Company shall have no more than five (5) Corporate Auditors.	(Number of Corporate Auditors) Article 27 The Company shall have no more than five (5) Corporate Auditors.
(Election of Corporate Auditors) Article 25 Corporate Auditors shall be elected at a general meeting of shareholders. The presence of holders of the shares representing one-third or more of the voting rights of all the shareholders of the Company and approval of a majority of such voting rights shall be required for the election mentioned in the preceding paragraph.	(Method of Election of Corporate Auditors) Article 28 Corporate Auditors shall be elected by resolution of the general meeting of shareholders. (2) The presence of holders of the shares representing one-third or more of the voting rights of all the shareholders of the Company who are able to exercise their voting rights and approval of a majority of such voting rights shall be required for the election mentioned in the preceding paragraph.
(Term of Office of Corporate Auditors) Article 26 The term of office of Corporate Auditors shall be up to the close of the ordinary general meeting of shareholders concerning the last business term within four (4) years after their assumption of office. The term of office of a Corporate Auditor elected to fill a vacancy shall be up to the time when the term of office of the retiring Corporate Auditor is to expire.	(Term of Office of Corporate Auditors) Article 29 The term of office of Corporate Auditors shall be up to the close of the ordinary general meeting of shareholders concerning the most recent business term ending within four (4) years after their appointment. (2) The term of office of a Corporate Auditor elected to fill a vacancy shall be up to the time when the term of office of the retiring Corporate Auditor expires.
(New)	(Full-Time Corporate Auditor) Article 30 The Board of Corporate Auditors shall appoint Full-time Corporate Auditor(s) by its resolution.

Current Articles of Incorporation	Proposed Amendment
(Notice of Convening a Meeting of Board of Corporate Auditors) Article 27 To convene a meeting of the Board of Corporate Auditors, notice shall be dispatched to each Corporate Auditor three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency. (New)	(Notice of Convening a Meeting of Board of Corporate Auditors) Article 31 To convene a meeting of the Board of Corporate Auditors, notice shall be dispatched to each Corporate Auditor three (3) days or more prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency. (2) If all Corporate Auditors agree, a meeting of the Board of Corporate Auditors may be convened without following the procedures for convocation.
(New)	(Method of Resolution by the Board of Corporate Auditors) Article 32 Resolution by the Board of Corporate Auditors shall be made by approval of a majority of Corporate Auditors.
(Remuneration and Retirement Allowance for Corporate Auditors) Article 28 Remuneration and retirement allowance for Corporate Auditors shall be determined at a general meeting of shareholders.	(Remuneration, etc. for Corporate Auditors) Article 33 Remuneration, etc. of Corporate Auditors shall be determined by resolution at a general meeting of shareholders.
(Regulations of Board of Corporate Auditors) Article 29 Matters concerning the Board of Corporate Auditors shall be dealt with in compliance with the rules determined by the Board of Corporate Auditors, unless otherwise provided for by laws or ordinances or by these Articles of Incorporation.	(Regulations of Board of Corporate Auditors) Article 34 Matters concerning the Board of Corporate Auditors shall be dealt with in compliance with the rules determined by the Board of Corporate Auditors, unless otherwise provided for by laws or ordinances or by these Articles of Incorporation.

Current Articles of Incorporation	Proposed Amendment
(New)	(Limited Liability Agreement with Outside Corporate Auditors) Article 35 The Company may, pursuant to Article 427, Paragraph 1 of the Corporation Law, enter into an agreement with Outside Corporate Auditors which limits the liability for damages of the Company caused by non-performance of their duties.However, the limited amount of liability based on such agreement shall be prescribed by applicable laws and regulations.
(New)	CHAPTER VI. ACCOUNTING AUDITORS
(New)	(Method of Election of Accounting Auditors) Article 36 Accounting Auditors shall be elected by resolution of the general meeting of shareholders.
(New)	(Term of Office of Accounting Auditors) Article 37 The term of office of Accounting Auditors shall be up to the close of the ordinary general meeting of shareholders concerning the most recent business term ending within one (1) year after their appointment. (2) Unless resolved otherwise by the ordinary general meeting of shareholders in the preceding paragraph, Accounting Auditors shall be deemed to be re-appointed.
(New)	(Remuneration, etc. for Accounting Auditors) Article 38 Remuneration, etc. for Accounting Auditors shall be determined by the Representative Directors with approval of the Board of Corporate Auditors.

Current Articles of Incorporation	Proposed Amendment
CHAPTER VI. ACCOUNTS	CHAPTER VII. ACCOUNTS
(Business Term and Closing of Accounts) Article 30 The business term of the Company shall be from April 1 of each year to March 31 of the following year, and accounts shall be closed at the end of each business term.	(Business Term) Article 39 The business term of the Company shall be one (1) year, from April 1 of each year to March 31 of the following year.
(Disposition of Profits and Losses) Article 31 Except as otherwise provided for by laws or ordinances, the profit and loss of the Company shall be disposed of by resolutions at a general meeting of shareholders.	(Deleted)
(Dividends) Article 32 The dividends of the Company shall be paid to the shareholders or registered pledgees, registered or recorded on the shareholders' register as of the last day of each business term.	(Distribution of Surplus) Article 40 The distribution of surplus of the Company shall be paid to the shareholders or registered share pledgees, registered or recorded on the shareholders' register as of March 31 of each year.
(Interim Dividends) Article 33 The Company may pay, by a resolution of the Board of Directors, interim dividends (which means money to be distributed in accordance with the provision of Article 293-5 of the Commercial Code of Japan; hereinafter the same) to the shareholders or registered pledgees registered or recorded on the shareholders' register as of September 30 of each year.	(Interim Dividends) Article 41 The Company may pay, by a resolution of the Board of Directors, distributions of surplus prescribed in Article 454, Paragraph 5 of the Corporation Law ("interim dividends") to the shareholders or registered share pledgees registered or recorded on the final shareholders' register as of September 30 of each year.
(Prescription Period for Payment of Dividend, etc.) Article 34 The Company shall be relieved of the obligation to pay dividends and interim dividends which remain unreceived after the lapse of three (3) full years from the time whenever the payment therefor was tendered by the Company.	(Prescription Period for Payment of Distribution of Surplus) Article 42 The Company shall be relieved of the obligation to pay distributions of surplus and interim dividends which remain unreceived after the lapse of three (3) full years from the time whenever the payment therefor was commenced by the Company.

Proposal No.3: Election of 25 Directors of the Company

The term of office of all Directors (25 Directors) will expire at the close of this Ordinary General Meeting. We recommend that 25 Directors be elected.

The candidates for the Directors are as follows:

Name of Candidates		Date of Birth	Current Position
No.1	Katsuhiko Machida	June 22, 1943	President
2	Hiroshi Saji	April 28, 1941	Corporate Senior Executive Vice President Chief General Administration Officer and Group General Manager of Human Resources Group
3	Shigeo Nakabu	February 12, 1947	Corporate Senior Executive Vice President Electronic Component and Device Business Group General Manager of Sales and Marketing Group Electronic Components and Devices
4	Masafumi Matsumoto	October 18, 1948	Corporate Senior Executive Vice President Product Business Information and Communication Systems Business
5	Toshishige Hamano	July 28, 1946	Corporate Senior Executive Director Management Planning
6	Masaaki Ohtsuka	December 7, 1942	Corporate Senior Executive Director Group General Manager of Domestic Sales and Marketing Group
7	Kenji Ohta	February 21, 1948	Corporate Senior Executive Director Chief Technology Officer
8	Mikio Katayama	December 12, 1957	Corporate Senior Executive Director Audio-Visual Systems and Large LCD Business Group General Manager of Audio-Visual Systems Group
9	Toshio Adachi	July 20, 1948	Corporate Senior Executive Director Group General Manager of Tokyo Branch
10	Yoshiaki Ibuchi	January 12, 1947	Corporate Executive Director and Group General Manager of Digital Document Systems Group
11	Takashi Nakagawa	June 10, 1945	Corporate Executive Director and Group General Manager of International Business Group
12	Takashi Tomita	November 10, 1950	Corporate Executive Director and Group General Manager of Solar Systems Group
13	Itsuro Kato	March 12, 1947	Corporate Director and Chief Environmental Protection Officer Group General Manager of CS Promotion Group

	Name of Candidates	Date of Birth	Current Position
14	Yoshiki Sano	December 20, 1949	Corporate Director and Group Deputy General Manager of Sales and Marketing Group Electronic Components and Devices
15	Takashi Okuda	August 19, 1953	Corporate Director and Group General Manager of Corporate Procurement Group
16	Tetsuo Onishi	June 18, 1954	Corporate Director and Group General Manager of Corporate Accounting and Control Group
17	Toshihiko Fujimoto	September 6, 1954	Corporate Director and Group Deputy General Manager of International Business Group (Americas); Chief Executive Officer and Chairman of the Board, Sharp Electronics Corporation
18	Takuji Okawara	August 28, 1946	Corporate Director and Group General Manager of One-of-a-Kind Products Planning Group
19	Takashi Nukii	December 19, 1949	Corporate Director and Electronic Components and Devices Business
20	Toru Chiba	November 1, 1949	Corporate Director and Group General Manager of Corporate Research and Development Group
21	Shigeaki Mizushima	March 6, 1955	Corporate Director and Group General Manager of Display Technology Development Group
22	Kohichi Takamori	February 20, 1947	Corporate Director and Group General Manager of Domestic Marketing Communication Products Group
23	Yoshisuke Hasegawa	April 19, 1955	Corporate Director and Group General Manager of Communication Systems Group
24	* Nobuyuki Sugano	May 26, 1948	Group Deputy General Manager of International Business Group (China) and General Manager (Chinese Operations)
25	* Tetsuroh Muramatsu	August 20, 1951	Chief Technology & Production Officer Mobile LCD Business

The asterisks (*) denote new candidates.

Proposal No.4: Payment of Retirement Remuneration to Retiring Directors

We recommend the payment of retirement remuneration to each of Messrs. Akihiko Kumagai and Akira Mitarai, the directors to be retired at the end of this Ordinary General Meeting, in a proper amount in conformity with our decided standard of payment of retirement remuneration, in order to compensate them for their services during their terms of offices.

As regards the retirement remuneration of the above retiring directors, we hope that you will delegate to the Board of Directors the authority to decide the appropriate amount, time and method of payment.

- End -